

September 20, 2013

Via E-mail
Mr. Ammar Al-Joundi
Chief Financial Officer
Barrick Gold Corporation
Brookfield Place
TD Canada Trust Tower, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Canada M5J2S1

> **Re: Barrick Gold Corporation**
> **Form 40-F for the Year Ended December 31, 2012**
> **filed March 28, 2013**
> **Form 6-K furnished August 2, 2013**
> **Response dated August 20, 2013**
> **File No. 001-09059**

Dear Mr. Al-Joundi:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.4 – Management's Discussion and Analysis

Non-GAAP Financial Performance Measures

Total Cash Costs per ounce, C1 Cash Costs per pound, C3 Fully Allocated Costs per pound and All-in Sustaining Cash Costs per ounce, page 62

1.   We note your response to prior comment 1 in our letter dated July 22, 2013. We continue to evaluate your response.

Form 6-K Furnished August 2, 2013

Non-GAAP Financial Performance Measures, page 45

2.   We note the revisions made to your disclosure in response to prior comment 4 in our letter dated June 6, 2013. Please further expand your disclosure to clearly describe the nature and calculation of each of the adjustments included in the reconciliation of gold cost of sales to adjusted operating costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce. Please provide us with draft disclosure of your planned changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining